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                              May 25, 2023

       Dong Hu
       Chairman, Chief Executive Officer and Chief Financial Officer Ebang International Holdings Inc.
       12 Marina View
       #20-02B
       Asia Square Tower 2
       Singapore, 01896

                                                        Re: Ebang International
Holdings Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 28,
2023
                                                            File No. 333-271512

       Dear Dong Hu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 Filed April 28, 2023

       Cover Page

   1. Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your
outstanding voting and non-voting common equity. Refer
                                                        to General Instruction
I.B.5 of Form F-3.
   2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
 Dong Hu
Ebang International Holdings Inc.
May 25, 2023
Page 2
      describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameDong Hu
                                                             Division of
Corporation Finance
Comapany NameEbang International Holdings Inc.
                                                             Office of
Manufacturing
May 25, 2023 Page 2
cc:       Hermione Krumm
FirstName LastName